UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
Central European Media Enterprises Ltd.

(Name of Issuer)
Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)
G20045103

(CUSIP Number)
Ronald S. Lauder
767 Fifth Avenue, Suite 4200
New York, New York 10153
(212) 572-4090

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 5, 2010

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (3-06)

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Ronald S. Lauder

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		78,500

SHARES	8	SHARED VOTING POWER (SEE ITEM 5)*
BENEFICIALLY
OWNED BY		21,990,936

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		78,500

WITH	10	SHARED DISPOSITIVE POWER (SEE ITEM 5)*

		21,990,936

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,069,436

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	35.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 2 of 7 Pages

CUSIP No.	G20045103

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) RSL Investments Corporation 13-3649460

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,885,705

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,885,705

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,885,705

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 3 of 7 Pages

CUSIP No.	G20045103
This Amendment No. 14 to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by Ronald S. Lauder (“RSL”) with the U.S. Securities and Exchange Commission on November 21, 1995, as amended from time to time, most recently by Amendment No. 13, filed on November 30, 2009 (the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.08 per share (“Class A Common Stock”), of Central European Media Enterprises, Ltd. (the “Issuer ”). Each Item below amends and supplements the information disclosed in the corresponding Item of the Schedule 13D

Item 2.	Identity and Background
This Schedule 13D is being filed on behalf of:
(i)	RSL; and

(ii)	RSL Investments Corporation (“RIC”).
During the last five years, neither any of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction
On December 31, 2009, RSL Investment LLC (“RIL”) distributed 63,729 shares of Class B Common Stock par value $0.08 per share (“Class B Common Stock”) of the Issuer to RIC for no consideration. A full description of the ownership interests of each of RSL and RIC as a result of such distribution is contained in Item 5.
The Reporting Persons do not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a) — (j) of Item 4 of Schedule 13D other than contained herein or amended hereby.

Item 5.	Interest in Securities of the Issuer
(a)	At December 31, 2009, the Reporting Persons beneficially own the following number of shares of Class A Common Stock:
(i)	RSL beneficially owns 22,069,436 shares of Class A Common Stock, in the following manner:

– 14,500,000 shares of Class A Common Stock held directly by TW Holdings BV (“TW BV”) over which RSL Savannah, LLC (“RSL Savannah”), of which RSL is the sole member, was granted a proxy pursuant to the terms of the Irrevocable Voting Deed and Corporate Representative Appointment by and among TW BV, RSL Savannah and the Issuer, dated May 18, 2009 (“Voting Agreement”) and previously filed with Amendment No. 13 to this Schedule 13D;

– 4,500,000 shares of Class B Common Stock held directly by TW BV over which RSL Savannah was granted a proxy pursuant to the terms of the Voting Agreement;

– 78,500 shares of Class B Common Stock underlying exercisable options held directly by RSL;

– 2,885,705 shares of Class B Common Stock held directly by RIC, of which RSL is the sole shareholder; and

– 105,231 shares of Class B Common Stock held directly by RAJ Family Partners, L.P. (“RAJ LP”), the managing general partner of which is RAJ Family Corporation (“RAJ Corp”), of which RSL is Chairman and President; and

(ii)	RIC beneficially owns 2,885,705 shares of Class A Common Stock, in the form of 2,885,705 shares of Class B Common Stock held directly by RIC.
Page 4 of 7 Pages

CUSIP No.	G20045103
Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder. For each Reporting Person, assuming conversion of all shares of Class B Common Stock beneficially owned by such Reporting Person:
(i)	RSL beneficially owns 22,069,436 shares of Class A Common Stock, which would represent 35.9% of the number of shares of Class A Common Stock outstanding; and

(ii)	RIC beneficially owns 2,885,705 shares of Class A Common Stock , which would represent 5.1% of the number of shares of Class A Common Stock outstanding.
Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote if the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter. Assuming no conversion of any of the outstanding shares of Class B Common Stock:
(i)	the 14,000,000 shares of Class A Common Stock and 7,569,436 shares of Class B Common Stock for which RSL has voting power would represent 69.6% of the aggregate voting power of the Issuer; and

(ii)	the 2,885,705 shares of Class B Common Stock for which RIC has voting power, would represent 22.4% of the aggregate voting power of the Issuer.
(b)	The Reporting Persons have the power to vote, or direct the vote of (“Voting Power ”), and the power to dispose, or direct the disposition of (“Dispositive Power”), shares of Class A Common Stock as follows:
(i)	RSL has sole Voting Power and sole Dispositive Power with respect to 78,500 shares of Class B Common Stock underlying exercisable stock options held directly by RSL.

RSL shares Voting Power and Dispositive Power with respect to 21,990,936 shares of Class A Common Stock as follows:

– RSL shares Voting Power and Dispositive Power with RSL Savannah and TW BV with respect to 14,500,000 shares of Class A Common Stock and 4,500,000 shares of Class B Common Stock that are directly held by TW BV and are subject to the Voting Agreement and the Investor Rights Agreement by and among TW BV, RSL, RSL Savannah, RIC, RIL and the Issuer, dated May 18, 2009;

– RSL, as sole shareholder of RIC, shares Voting Power and Dispositive Power with RIC with respect to 2,885,705 shares of Class B Common Stock held directly by RIC; and

– RSL, as Chairman and President of RAJ Corp, shares Voting Power and Dispositive Power with RAJ Corp and its majority shareholder with respect to 105,231 shares of Class B Common Stock held directly by RAJ LP

(ii)	RIC has sole Voting Power and Dispositive Power with respect to 2,885,705 shares of Class B Common Stock held directly by RIC.
(c)	The majority shareholder of RAJ Corp and the general partners and the limited partners of RAJ LP have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 105,231 shares of Class B Common Stock held directly by RAJ LP. RSL holds directly or indirectly a majority of the partnership interests in RAJ LP.

Item 7.	Materials to be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.
Page 5 of 7 Pages

CUSIP No.	G20045103
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2010

RONALD S. LAUDER
By	/s/ Jacob Z. Schuster
	Name:	Jacob Z. Schuster, as Attorney-in-fact

RSL INVESTMENTS CORPORATION
By	/s/ Jacob Z. Schuster
	Name:	Jacob Z. Schuster
	Title:	President, Secretary and Treasurer

Page 6 of 7 Pages

CUSIP No.	G20045103
EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, by and among Ronald S. Lauder and RSL Investments Corporation, dated January 5, 2010
Page 7 of 7 Pages